Exhibit 99.1

BEST INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

BEST INC.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2018 AND

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF

JUNE 30, 2019

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As at
	Notes	December 31, 2018	June 30, 2019
		RMB	RMB	US$
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents		1,630,444	1,575,254	229,462
Restricted cash		1,278,326	1,223,996	178,295
Accounts and notes receivables, net of allowance of RMB25,105 and RMB44,305 (US$6,454) as of December 31, 2018 and June 30, 2019, respectively	4	1,046,844	1,026,171	149,479
Inventories		151,031	175,294	25,534
Prepayments and other current assets	6	1,904,846	1,999,878	291,315
Short-term investments		1,007,329	1,083,465	157,824
Lease rental receivables	8	613,439	715,180	104,178
Amounts due from related parties	15	197,488	153,737	22,394
Total current assets		7,829,747	7,952,975	1,158,481
Non-current assets:
Property and equipment, net	5	2,064,657	2,410,140	351,076
Intangible assets, net	7	143,810	129,905	18,923
Long-term investments		214,339	214,203	31,202
Goodwill		469,076	469,076	68,329
Non-current deposits		77,043	103,052	15,011
Other non-current assets		45,531	69,525	10,127
Lease rental receivables	8	1,431,441	1,352,958	197,081
Restricted cash		90,638	163,026	23,747
Operating lease right-of-use assets	8	—	4,036,752	588,019
Total non-current assets		4,536,535	8,948,637	1,303,515
Total assets		12,366,282	16,901,612	2,461,996

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including current liabilities of the consolidated VIE and the Plan without recourse to the primary beneficiary of RMB4,357,649 and RMB5,093,636 as of (US$741,971) December 31, 2018 and June 30, 2019, respectively):

Short-term bank loans	9	1,782,900	2,271,500	330,881
Accounts and notes payable		2,851,557	2,849,868	415,130
Securitization debt	11	—	145,359	21,174
Income tax payable		5,767	4,969	724
Customer advances and deposits and deferred revenue		1,219,230	1,329,016	193,593
Accrued expenses and other liabilities	10	2,238,785	2,016,272	293,703
Financing lease liabilities	8	2,851	1,884	274
Operating lease liabilities	8	—	776,510	113,111
Amounts due to related parties	15	12,429	597	87
Total current liabilities		8,113,519	9,395,975	1,368,677

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEST INC.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2018 AND

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF

JUNE 30, 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As at
	Notes	December 31, 2018	June 30, 2019
		RMB	RMB	US$
			(unaudited)

Non-current liabilities (including non-current liabilities of the consolidated VIE and the Plan without recourse to the primary beneficiary of RMB108,643 and RMB1,930,853 (US$281,260) as of December 31, 2018 and June 30, 2019, respectively):

Deferred tax liabilities		25,356	23,843	3,473
Securitization debt	11	—	67,272	9,799
Financing lease liabilities	8	745	2,095	305
Operating lease liabilities	8	—	3,380,525	492,429
Other non-current liabilities		86,504	91,032	13,260
Total non-current liabilities		112,605	3,564,767	519,266
Total liabilities		8,226,124	12,960,742	1,887,943
Commitments and contingencies	18
Shareholders’equity:
Class A ordinary shares (par value of US$0.01 per share as of December 31, 2018 and June 30, 2019; 1,858,134,053 shares authorized as of December 31, 2018 and June 30, 2019; 250,648,452 shares issued and outstanding as of December 31, 2018 and June 30, 2019, respectively)		16,532	16,532	2,408

Class B ordinary shares (par value of US$0.01 per share as of December 31, 2018 and June 30, 2019; 94,075,249 shares authorized, issued and outstanding as of December 31, 2018 and June 30, 2019, respectively)		6,178	6,178	900

Class C ordinary shares (par value of US$0.01 per share as of December 31, 2018 and June 30, 2019; 47,790,698 shares authorized, issued and outstanding as of December 31, 2018 and June 30, 2019, respectively)		3,278	3,278	478

Additional paid in capital		19,407,460	19,458,333	2,834,426
Accumulated deficit		(15,419,256)	(15,669,608)	(2,282,536)
Accumulated other comprehensive income	19	123,923	126,299	18,398
BEST Inc. shareholders’equity		4,138,115	3,941,012	574,074
Non-controlling interests		2,043	(142)	(21)
Total shareholders’ equity		4,140,158	3,940,870	574,053
Total liabilities and shareholders’ equity		12,366,282	16,901,612	2,461,996

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEST INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE

LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		Six months ended June 30,
	Notes	2018	2019	2019
		RMB	RMB	US$
		(unaudited)	(unaudited)	(unaudited)

Revenue from third parties
Express delivery		7,333,331	9,605,261	1,399,164
Freight delivery		1,792,697	2,293,715	334,117
Supply chain management		694,176	884,849	128,893
Store+		1,343,918	1,344,080	195,787
Others		300,490	1,182,622	172,268
		11,464,612	15,310,527	2,230,229
Revenue from related party
Supply chain management	15	202,853	247,605	36,068
Express delivery	15	68,630	104,572	15,233
		271,483	352,177	51,301
Total revenue		11,736,095	15,662,704	2,281,530

Cost of revenue
Express delivery		(7,143,725)	(9,338,694)	(1,360,334)
Freight delivery		(1,755,874)	(2,177,011)	(317,117)
Supply chain management		(838,976)	(1,059,832)	(154,382)
Store+		(1,224,656)	(1,190,942)	(173,480)
Others		(245,704)	(1,083,452)	(157,823)
Total cost of revenue		(11,208,935)	(14,849,931)	(2,163,136)

Gross profit		527,160	812,773	118,394
Selling expenses		(420,094)	(406,489)	(59,212)
General and administrative expenses		(482,397)	(588,246)	(85,688)
Research and development expenses		(83,514)	(116,536)	(16,975)
Total operating expenses		(986,005)	(1,111,271)	(161,875)
Loss from operations		(458,845)	(298,498)	(43,481)
Interest income		48,690	50,049	7,290
Interest expense		(34,799)	(40,744)	(5,935)
Foreign exchange loss		(7,232)	(4,066)	(592)
Other income		31,422	53,635	7,813
Other expense		(8,296)	(7,920)	(1,154)
Loss before income tax and share of net loss of equity investees		(429,060)	(247,544)	(36,059)
Income tax expense		(4,000)	(8,102)	(1,180)
Loss before share of net loss of equity investees		(433,060)	(255,646)	(37,239)
Share of net loss of equity investees		(290)	(136)	(20)
Net loss		(433,350)	(255,782)	(37,259)
Net loss attributable to non-controlling interests		—	(5,430)	(791)
Net loss attributable to BEST Inc.		(433,350)	(250,352)	(36,468)
Net loss per share:
Basic:	14	(1.14)	(0.65)	(0.09)
Diluted:	14	(1.14)	(0.65)	(0.09)
Shares used in net loss per share computation:
Class A ordinary shares
Basic:	14	239,699,919	246,067,755
Diluted:	14	381,565,866	387,933,702
Class B ordinary shares
Basic:	14	94,075,249	94,075,249
Diluted:	14	94,075,249	94,075,249
Class C ordinary shares
Basic:	14	47,790,698	47,790,698
Diluted:	14	47,790,698	47,790,698
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments		9,278	2,376	346
Comprehensive loss		(424,072)	(253,406)	(36,913)
Comprehensive loss attributable to non-controlling interests		—	(5,430)	(791)
Comprehensive loss attributable to BEST Inc.		(424,072)	(247,976)	(36,122)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEST INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

		Six months ended June 30,
	Notes	2018	2019	2019
		RMB	RMB	US$
		(unaudited)	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		(433,350)	(255,782)	(37,259)
Adjustments to reconcile net loss to net cash (used in)/generated from operating activities:
Share of net loss of equity investees		290	136	20
Deferred income tax		(1,552)	(1,513)	(220)
Depreciation and amortization		216,907	277,825	40,470
Allowance for doubtful accounts and inventory provision		30,407	42,668	6,215
Share-based compensation	20	56,742	48,255	7,029
Loss on disposal of property and equipment		2,114	318	46
Foreign exchange loss		7,232	4,066	592
Changes in operating assets and liabilities:
Accounts and notes receivable		(109,233)	(19,887)	(2,897)
Prepayment and other current assets		(130,997)	(17,339)	(2,526)
Inventories		(23,760)	(23,061)	(3,359)
Customer advances and deposits and deferred revenue		155,584	109,786	15,992
Accounts and notes payable		20,473	48,279	7,033
Accrued expenses and other liabilities		(17,692)	(210,897)	(30,721)
Amounts due from related parties		47,669	43,751	6,373
Other non-current assets		(2,429)	(4,085)	(595)
Amounts due to related parties		(2,391)	(11,832)	(1,724)
Non-current deposits		994	(26,009)	(3,789)
Other non-current liabilities		3,799	4,528	660
Right-of-use assets		—	(439,713)	(64,051)
Operating lease liabilities		—	559,996	81,573
Income tax payable		1,099	(798)	(116)
Net cash (used in)/generated from operating activities		(178,094)	128,692	18,746
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment		(381,221)	(585,714)	(85,319)
Purchase of leased equipment		(425,096)	(397,967)	(57,970)
Receipt of repayment of financing leases—principal portion		93,438	313,253	45,630
Disposal of property and equipment and intangible assets		32,940	14,890	2,169
Cash paid for business acquisitions, net of cash acquired		(45,651)	(30,762)	(4,480)
Acquisition of intangible assets		(681)	(1,432)	(209)
Acquisition of long-term investments		(108,000)	—	—
Purchase of short-term investments		(2,133,096)	(1,281,446)	(186,664)
Proceeds from maturities of short-term investments		3,288,690	1,203,690	175,337
Other investing activities, net		(54,609)	(61,763)	(8,997)
Net cash generated from/(used in) investing activities		266,714	(827,251)	(120,503)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank loans		1,744,800	1,571,500	228,915
Repayment of short-term bank loans		(1,654,348)	(1,132,900)	(165,025)
Proceeds from issuance of asset-backed securities, net of issuance costs		—	218,375	31,810
Payment of deferred initial public offering costs		(9,836)	—	—
Proceeds from other financing activities		—	887	128
Principal repayments of financing lease liabilites		(3,134)	(504)	(73)
Proceeds from the exercise of share options		2,070	894	130
Contributions from a subsidiary’s non-controlling interest shareholders		—	3,245	473
Net cash generated from financing activities		79,552	661,497	96,358

Exchange rate effect on cash, cash equivalents and restricted cash		1,262	(70)	(10)
Net increase/(decrease) in cash, cash equivalents and restricted cash		169,434	(37,132)	(5,409)
Cash, cash equivalents and restricted cash at beginning of period		2,982,829	2,999,408	436,913
Cash, cash equivalents and restricted cash at end of period		3,152,263	2,962,276	431,504

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEST INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

Reconciliation of cash, cash equivalents and restricted cash:

	As at
	June 30, 2018	June 30, 2019
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Cash and cash equivalents	1,770,238	1,575,254	229,462
Restricted cash — current	1,314,505	1,223,996	178,295
Restricted cash — non-current	67,520	163,026	23,747
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	3,152,263	2,962,276	431,504

	Six months ended June 30,
	2018	2019	2019
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)

Supplemental disclosures of cash flow information:
Interest expense paid	35,639	40,418	5,888
Income taxes paid	2,901	10,413	1,517
Supplemental disclosures of non-cash information:
Purchase of property and equipment included in accrued expenses and other liabilities	183,278	289,730	42,204
Acquisition of property and equipment through financing leases	5,921	3,979	580
Proceeds from disposal of property and equipment included in prepayment and other current assets	—	1,658	242
Purchase consideration for business acquisitions include in accrued expenses and other liabilities.	3,270	1,482	216

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEST INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1.  ORGANIZATION

The Company is a limited liability company incorporated in the Cayman Islands on March 3, 2008.

The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, variable interest entity (the “VIE”) and its subsidiaries, which are mainly located in the People’s Republic of China (the “PRC”). The accompanying unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, VIE and its subsidiaries. The Company, its subsidiaries, VIE and its subsidiaries are hereinafter collectively referred to as the “Group”.

The Group is principally engaged in the business of providing express delivery services, freight delivery services, supply chain management services, store+ services and other value-added services. The Group’s principal geographic market is in the PRC.

Details of the Company’s principal subsidiaries and VIE as of June 30, 2019 are as follows:

Name of Company	Place and date of incorporation/ registration and business	Percentage of equity interest attributable to the Company	Principal activities
Subsidiaries:
Eight Hundred Logistics Technologies Corporation (“BEST BVI”)	BVI/ May 22, 2007	100%	Investment holding
BEST Logistics Technologies Limited (“BEST HK”)	HK/ May 29, 2007	100%	Investment holding
BEST Capital Inc. (“BEST Capital”)	Cayman Islands/ December 13, 2017	100%	Investment holding
BEST Capital Holding Limited (“BEST Capital BVI”)	BVI/ December 13, 2017	100%	Investment holding
BEST Capital Management Limited (“BEST Capital HK”)	HK/ December 20, 2017	100%	Investment holding
BEST Logistics Technologies (China) Co., Ltd. (“BEST China”)	PRC/ April 23, 2008	100%	Freight delivery and Supply chain management services
BEST Store Network (Hangzhou) Co., Ltd. (“BEST Store”)	PRC/ May 16, 2013	100%	Store+ services
Zhejiang BEST Technology Co., Ltd. (“BEST Technology”)	PRC/ July 26, 2007	100%	Logistics technical services
Xinyuan Financial Leasing (Zhejiang) Co., Ltd. (“BEST Finance”)	PRC/ January 15, 2015	100%	Financial services
BEST Logistics Technologies (Ningbo Free Trade Zone) Co., Ltd. (“BEST Ningbo”)	PRC/ May 22, 2015	100%	Supply chain management services
VIE
Hangzhou BEST Network Technologies Co., Ltd. (“BEST Network”)	PRC August 22, 2007	Nil	Express delivery services

BEST INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1.  ORGANIZATION (CONTINUED)

The carrying amounts of the assets, liabilities and the results of operations of the VIE and its subsidiaries included in the Company’s consolidated balance sheets and statements of comprehensive loss are as follows:

	As at
	December 31, 2018	June 30, 2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	251,531	498,378	72,597
Restricted cash	46,506	100,039	14,572
Accounts receivable, net	215,070	97,195	14,158
Inventories	79,896	81,946	11,937
Short-term investments	135,019	154,754	22,542
Prepayment and other current assets	995,505	1,066,312	155,326
Amounts due from related parties	79,867	56,709	8,261
Total current assets	1,803,394	2,055,333	299,393
Non-current assets:
Property and equipment, net	1,418,007	1,803,550	262,717
Intangible assets, net	111,409	106,184	15,467
Goodwill	430,763	430,763	62,748
Restricted cash	16,455	33,779	4,920
Other non-current assets	12,741	37,573	5,473
Operating lease right-of-use assets	—	2,102,855	306,315
Total non-current assets	1,989,375	4,514,704	657,640
Total assets	3,792,769	6,570,037	957,033
LIABILITIES
Current liabilities:
Short-term bank loans	735,000	579,000	84,341
Accounts and notes payable	1,399,578	1,665,246	242,570
Income tax payable	275	—	—
Customer advances and deposits and deferred revenue	989,880	1,079,727	157,280
Accrued expenses and other liabilities	1,232,916	1,254,505	182,739
Operating lease liabilities	—	365,158	53,191
Amounts due to related parties	1,640,124	2,080,766	303,098
Total current liabilities	5,997,773	7,024,402	1,023,219
Operating lease liabilities	—	1,750,379	254,971
Deferred tax liabilities	26,817	25,851	3,766
Other non-current liabilities	81,826	85,623	12,472
Total non-current liabilities	108,643	1,861,853	271,209
Total liabilities	6,106,416	8,886,255	1,294,428

BEST INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1.  ORGANIZATION (CONTINUED)

The revenue-producing assets that are held by the VIE and its subsidiaries comprise mainly of machinery and electronic equipment, express delivery software the courier service operation permit, the ICP license, the road transportation operation permit, and domain name. The VIE and its subsidiaries contributed an aggregate of 66% and 65% of the Group’s consolidated revenue for the six months ended June 30, 2018 and 2019, respectively, after elimination of inter-company transactions. As of June 30, 2019, there was no pledge or collateralization of the VIE and its subsidiaries’ assets that can only be used to settled obligations of the VIE and its subsidiaries.

Other than the amounts due to related parties (which are eliminated upon consolidation) all remaining liabilities of the VIE and its subsidiaries are without recourse to the primary beneficiary. The Company did not provide or intend to provide financial or other support not previously contractually required to the VIE and its subsidiaries during the periods presented.

	Six months ended June 30,
	2018	2019	2019
	RMB	RMB	US$
Total revenue	7,753,549	10,152,503	1,478,879
Net loss	(63,576)	(8,181)	(1,192)
Net cash generated from operating activities	263,111	707,991	103,131
Net cash used in investing activities	(196,090)	(543,408)	(79,156)
Net cash generated from financing activities	117,501	153,121	22,305

The VIE as of December 31, 2018 are BEST Network and its subsidiaries, Sichuan Wowo Supermarket Chain Co., Ltd. (“Sichuan Wowo”) and Shanxi Wowo Supermarket Chain Co., Ltd. (“Shanxi Wowo”) (collectively “WOWO”). The principal activities of WOWO are convenience store operations.

In June 2019, BEST Finance transferred certain lease rental receivables to a securitization vehicle through Xinyuan Leasing Asset Backed Special Plan (the “Plan”). The Group acts as the servicer of the Plan by providing payment collection services for the underlying lease rental receivables and holds significant variable interests in the Plan through holding the subordinated tranche of asset-backed debt securities and the guarantee provided, from which the Group has the obligation to absorb losses of the Plan that could potentially be significant to the Plan. Accordingly, the Group is considered the primary beneficiary of the Plan and has consolidated the Plan’s assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements.

BEST INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1.  ORGANIZATION (CONTINUED)

The tables sets forth the assets, liabilities and cash flows of the consolidated Plan included in the Group’s consolidated balance sheet:

	As at December 31,	As at June 30
	2018	2019	2019
	RMB	RMB	US$
Amounts due from related parties	—	450,000	65,550
Total current assets	—	450,000	65,550
Restricted cash	—	40,000	5,827
Amounts due from related parties	—	210,000	30,590
Total non-current assets	—	250,000	36,417

Securitization debt	—	150,000	21,850
Amounts due to related parties	—	300,000	43,700
Total current liabilities	—	450,000	65,550
Securitization debt	—	69,000	10,051
Amounts due to related parties	—	181,000	26,366
Total non-current liabilities	—	250,000	36,417

	Six months ended June 30,
	2018	2019	2019
	RMB	RMB	US$
Net cash used in operating activities	—	(660,000)	(96,140)
Net cash used in investing activities	—	—	—
Net cash generated from financing activities	—	700,000	101,966

BEST INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The unaudited interim condensed consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”)

Principles of Consolidation

The unaudited interim condensed consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, the VIE and its subsidiaries for which the Company is the primary beneficiary. All significant intercompany balances and transactions between the Company, its subsidiaries, the VIE and its subsidiaries have been eliminated on consolidation.

Unaudited Interim Condensed Consolidated Financial Statements

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Group for each of the periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period. The consolidated balance sheet data as of December 31, 2018 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2018.

The Group’s business is affected by seasonality. The Group generally generates more revenue from express delivery services and supply chain management services during Singles’ Day and Double 12 events in the fourth quarter of each year due to the increase in end consumer purchases that trigger a corresponding increase in parcel delivery volumes. In addition, due to the Chinese New Year holiday, the Group has historically generated lower revenues from all its service segments in the first quarter of each year.

Restricted cash

The Group’s restricted cash mainly represents (a) deposits held in designated bank accounts for issuance of notes payable and short term loans; (b) security deposits as required by the Group’s sortation centers and warehouses; and (c) deposits held in a designated bank account of the Plan which can only be utilized for repayment of the Series A and B tranches when there is default of the underlying lease rental receivables (Note 1). As of December 31, 2018 and June 30, 2019, the restricted cash related to the deposits held in designated bank accounts as pledged security of notes payable was RMB34,979 and RMB101,267 (US$14,751), respectively. The restricted cash related to deposits held in designated bank accounts as pledged security of short term loans are disclosed in Note 9.

BEST INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, allowance for doubtful accounts, fair value measurements of equity instruments with no readily determinable fair value, incremental borrowing rates for lease liabilities, standalone selling price related to lease and non-lease components in the lease arrangement, useful lives of long-lived assets, the purchase price allocation with respect to business combinations, impairment of long-lived assets and goodwill, realization of deferred tax assets, uncertain tax positions and share based compensation. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of 6.8650 per US$1.00 on June 28, 2019, the last business day in June 2019, in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Revenue recognition

Revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. The Group presents value-added taxes as a reduction from revenues. The Group does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Group recognizes revenue at the amount to which it has the right to invoice for services performed.

The Group’s revenue recognition policies are as follows:

Express delivery services

The Group provides express services that comprise of sorting, line-haul and feeder transportation services to its franchisee service stations, which are also the Group’s customers, when parcels (under 15 kg) are dropped off by the Group’s franchisee service station customers at the Group’s first hub or sortation center.

BEST INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (Continued)

The Group offers an integrated service to the franchised service stations that includes last-mile delivery service to end recipients and acts as the principal that is directly responsible for all parcels sent through its network, from the point when customers drop off the parcels at the Group’s first hub or sortation center all the way through to the point when the parcels are delivered to end recipients.

Customers are required to prepay for express delivery services and the Group records such amounts as “customer advances and deposits and deferred revenue” in the consolidated balance sheets. The transaction price the Group earns from its customers are based on the parcel’s weight and route to the end recipient’s destination. In addition, the Group provides certain discounts, incentives and rebates based on explicitly agreed upon terms with its customers that can decrease the transaction price and estimates variable consideration based on the most likely amount to be provided. The amount of variable consideration included in the transaction price is limited to the amount that will not result in a significant revenue reversal. The Group reviews the estimate of variable consideration and updates the transaction price at the end of each reporting period as necessary. Uncertainties related to the estimates of variable consideration are resolved in a short time frame. Adjustments to variable consideration are recognized in the period the adjustments are identified and were insignificant for the periods presented.

The Group’s express delivery services contracts with customers include only one performance obligation. Performance obligations are generally short-term in nature and with transit days being a week or less for each parcel. The Group recognizes revenue over time as customers receive the benefit of the Group’s services as the goods are delivered from one location to another. As such, express delivery services revenue is recognized proportionally as a parcel moves from origin to destination and the related costs are recognized as incurred. The Group uses an output method of progress based on time-in-transit as it best depicts the transfer of control to the customer.

A minor percentage of the Group’s express delivery services are performed by its self-operated service stations for direct customers (“direct customer express delivery services”), who are the senders of the parcels. The Group is directly responsible for the parcel from the point it is received from the senders all the way through the point when the parcels are delivered to end recipients. Direct customer express delivery services revenue is recognized proportionally as parcels are transported to end recipients and the related costs are recognized as incurred.

Express delivery services revenue also includes initial non-refundable franchise fees. The initial non-refundable franchise fees are recognized over the franchise period due to the franchisees’ rights to access the Group’s logos and brand names which are considered symbolic intellectual properties. The initial non-refundable franchise fees are negotiated under a separate agreement and represent a very small percentage of revenue for all periods presented.

BEST INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (Continued)

Freight delivery services

Similar to express delivery services, the Group provides freight services that comprise of sorting, line-haul and feeder transportation services mainly to its franchisees, which are also the Group’s customers. The Group offers an integrated service to franchisee service stations that includes last-mile delivery service to end recipients and acts as the principal that is directly responsible for all shipments sent through its network, from the point when customers drop off the shipments at the Group’s first hub or sortation center all the way through to the point when the shipments are delivered to end recipients.

Customers are required to prepay for freight delivery services and the Group records such amounts as “customer advances and deposits and deferred revenue” in the consolidated balance sheets. The transaction price the Group earns from its customers are based on the shipment’s weight and route to the end recipient’s destination.

The Group’s freight delivery services contracts with customers include only one performance obligation. Performance obligations are generally short-term in nature with transit days being a week or less for each shipment. The Group recognizes revenue over time as customers receive the benefit of the Group’s services as the goods are shipped from one location to another. As such, freight delivery services revenue is recognized proportionally as a shipment moves from origin to destination and the related costs are recognized as incurred. The Group uses an output method of progress based on time-in-transit as it best depicts the transfer of control to the customer.

Freight delivery services revenue also includes initial non-refundable franchise fees. The initial non-refundable franchise fees are recognized over the franchise period due to the franchisees’ rights to access the Group’s logos and brand names which are considered symbolic intellectual properties. The initial non-refundable franchise fees are negotiated under a separate agreement and represent a very small percentage of revenue for all periods presented.

BEST INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (Continued)

Supply chain management services

The Group provide warehouse management, order fulfillment services and transportation services to its offline and online enterprise customers (“enterprise customers”). The Group enters into supply chain warehouse management service agreements with these customers to provide warehouse management and order fulfillment services through its self-operated order fulfillment centers and also enters into transportation services agreements to provide transportation services. The majority of the these contracts having an effective term of one year. Order fulfillment services revenue is generated from various service fees charged on a volume basis in connection with various order fulfillment services, which may include in-warehouse processing, order fulfillment, express delivery, freight delivery and other value-added services. Pursuant to the warehouse management service agreements and transportation services agreements, enterprise customers have the right to terminate the contracts by providing a one-month advance notice. Therefore, even though the contract term for the majority of the contracts is one year, due to the termination rights provided to enterprise customers, warehouse management service agreements and transportation services agreements are considered month-to-month service contracts. Enterprise customers are billed on a monthly basis and make payments according to their granted credit terms which ranges from 5 to 120 days.

Under some situations, enterprise customers may request to add a transportation route or increase the warehouse rental space by entering into a separate contract with the Group. The additional services are considered distinct and the service fees are priced at their standalone selling prices, i.e. they cannot be purchased at a significant or incremental discount. Therefore, the Group accounts for this type of contract modification as a separate contract and the revenue recognized to date on the original contract is not adjusted.

The warehouse management service agreements comprise various service offerings that can be purchased at the option of the customer. Although the service options are interrelated, none of the services modify the other services and they are not integrated to provide a combined output. Each of the service options is substantive and the enterprise customers cannot purchase each additional service at a significant and incremental discount. Therefore, each service is accounted for as a separate performance obligation. The Group is the primary obligor and does not outsource any portion of the order fulfillment services to supply chain franchisee partners. The Group recognizes warehouse management and order fulfillment services revenue upon completion of the services as that is when the Group transfers control of the services and has right to payment.

For transportation services, the Group provides the service of arranging transportation and coordinating shipments to and from locations designated by its enterprise customers. Each transportation order for delivery of goods from origin to destination is considered a performance obligation. Performance obligations are generally short-term in nature with transit days being a week or less for each shipment. The Group recognizes transportation services revenue over time as customers receive the benefit of  the services as the goods are shipped from origin to destination. As such, transportation services revenue is recognized proportionally as a shipment moves from origin to destination and the related costs are recognized as incurred. The Group use an output method of progress based on time-in-transit as it best depicts the transfer of control to the customer.

A small percentage of revenue is also earned from supply chain franchisee partners that can access the Group’s supply chain network. These franchisee partners pay an initial non-refundable fee for a comprehensive operating manual and orientation training, as well as an agreed system usage fee for each order processed through the Group’s supply chain network. The initial non-refundable fees and system usage fees were insignificant for all periods presented.

BEST INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (Continued)

Store+ services

The Group recognizes revenue upon the delivery of the consumer goods to its convenience store membership customers. For the Group’s self-operated convenience stores, revenue recognized upon the sales of merchandise to end consumers. The Group is the principal to the transaction for the sales of customer goods and merchandise and revenue from these transactions are recognized on a gross basis. Transfer of control occurs at a point in time once delivery has been completed as the Group has transferred control of the promised goods to the customer. Generally, customers are billed upon delivery of the consumer goods while convenience store customers make payment upon checkout of merchandise.

Other services

The Group mainly provides cross-border logistic coordination services, finance leasing services and Ucargo transportation services. For cross-border logistic coordination services, the Group recognize revenue upon completion of the services. Revenue from interest income on sales-type and financing leases is recognized using the effective interest rate method. Ucargo transportation services revenue is recognized proportionally as a shipment moves from origin to destination using an output method of progress based on time-in-transit while the related costs are recognized as incurred. The Group is the principal to the transaction for these services and revenue from these transactions is recognized on a gross basis.

BEST INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (Continued)

Contract assets and liabilities

The Group enters into contracts with its customers, which may give rise to contract liabilities (deferred revenue) and contract assets (unbilled revenue). The payment terms and conditions within the Group’s contracts vary by the type of service and customers. When the timing of revenue recognition differs from the timing of payments made by customers, the Group recognizes either unbilled revenue (its performance precedes the billing date) or deferred revenue (customer payment is received in advance of performance).

Contract assets represent unbilled amounts resulting from provision of transportation services as the Group has an unconditional right to payment only once all delivered goods reach their destination. Contract assets are classified as current and the full balance is reclassified to accounts receivables when the right to payment becomes unconditional. As of December, 31, 2018 and June 30, 2019, the balance of contract assets was insignificant.

Contract liabilities are included in “customer advances and deposits and deferred revenue” in the accompanying consolidated balance sheet. Contract liabilities represent the amount of consideration received upfront from customers related to in-transit shipments that has not yet been recognized as revenue based on our selected measure of progress and non-refundable franchise fees which are recognized over the franchise period. The Group classifies contract liabilities as current based on the timing of when the Group expects to recognize revenue, which typically occurs within a week after period-end.

The opening and closing balances of contract liabilities arising from contracts with customers as of June 30, 2019 were as follows:

	Balance at December 31, 2018	Balance at June 30, 2019	Balance at June 30, 2019
	RMB	RMB	US$

Contract liabilities	639,912	1,321,075	192,436

Revenue recognized for the six months ended June 30, 2019 that was included in the contract liability balance at the beginning of the period was RMB586,368 (US$85,414). This revenue was driven primarily by express and freight delivery performance obligations being satisfied.

For contract costs associated with obtaining a contract, the Group capitalized the incremental contract cost such as commissions incurred in connection with obtaining a contract and amortizes the capitalized contract costs using a straight line basis over the term of the contract. The capitalized contract costs as of December 31, 2018 and June 30, 2019 and the related amortization for all periods presented was insignificant.

BEST INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Transfer of financial assets

The Group accounts for transfers of financial assets in accordance with ASC 860, Transfers and Servicing (“ASC 860”). For a transfer of financial assets considered as a sale, the assets would be removed from the Group’s consolidated balance sheets. If the conditions for a sale required by ASC 860 are not met, the transfer is considered to be a secured borrowing and the assets remain on the consolidated balance sheet while the sale proceeds are recognized as a liability.

Pursuant to ASC 860, the issuance of debt securities securitized by Group’s lease rental receivables arising from its financing lease business (note 11) and the factoring of note receivables to domestic banks (note 9) do not constitute a sale of the underlying financial assets for accounting purposes due to the recourse obligations retained by the Group. Therefore, these transactions are accounted for as secured borrowings on the consolidated balance sheet and the fianncial assets are not derecognized.

Cost of revenue

Cost of revenue consists primarily of transportation costs including last-mile delivery service fees, cost of express and freight delivery accessories, operating costs for the delivery platforms, hubs and sortation centers, operating costs for the supply chain management network, purchased consumer goods, salaries and benefits of related personnel, depreciation, rental costs, and other related operating costs.

Selling expenses

Advertising costs are expensed when incurred and are included in selling expenses in the consolidated statements of comprehensive loss. For the six months ended June 30, 2018 and 2019, advertising expenses were RMB24,131 and RMB25,065 (US$3,651), respectively.

Selling expenses include shipping and handling costs incurred for the Store+ services segment comprising of costs for operating and staffing the Group’s warehouses, packaging, and outbound shipping to customers. For the six months ended June 30, 2018 and 2019, shipping and handling costs amounted to RMB105,826 and RMB91,550 (US$13,336), respectively.

Selling expenses also include retail store occupancy costs such as rent, depreciation, amortization and overhead expenses incurred for Wowo and Shanxi Wowo, which is included in the Store+ services segment. For the six months ended June 30, 2018 and 2019, retail store occupancy costs amounted to RMB51,009 and RMB66,296 (US$9,657), respectively.

BEST INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases

On January 1, 2019, the Group adopted Accounting Standards Update (“ASU”) No. 2016-02 (“ASU 2016-02”), Leases (Topic 842), using the modified retrospective transition method and elected the transition option to use an effective date of January 1, 2019 as the date of initial application. As a result, the comparative periods were not restated.

The Group has elected the package of practical expedients permitted which allows the Group not to reassess the following at adoption date: (i) whether any expired or existing contracts are or contains a lease, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any expired or existing leases (i.e. whether those costs qualify for capitalization under ASU 2016-02). The Group also elected the short-term lease exemption for certain classes of underlying assets including office space, warehouses and hub and sortation center facilities and equipment, with a lease term of 12 months or less.

The Group’s accounting policy effective on the adoption date of ASU 2016-02 is as follows:

Sales-type, direct financing and operating leases as Lessor

The Group classifies a lease as a sales-type lease when the lease meets any one of the following criteria at lease commencement:

a.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

b.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

c.	The lease term is for a major part of the remaining economic life of the underlying asset.

d.

The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

e.	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the Company at the end of the lease term.

For sales-type leases, when collectability is probable at lease commencement, the Group derecognizes the underlying asset and recognizes the net investment in the lease which is the sum of the lease receivable and the unguaranteed residual asset. Initial direct costs are expensed, at the commencement date, if the fair value of the underlying asset is different from its carrying amount. Interest income is recognized in financing income over the lease term using the interest method.

When none of the criteria above are met, the Group classifies a lease as either a direct financing lease or an operating lease. The Group will classify the lease as a direct financing lease if (i) the present value of the sum of lease payments and any residual value guaranteed by the lessee and any other third party unrelated to the Group equals or exceeds substantially all the fair value of the underlying asset; and (ii) it is probable that the Group will collect the lease payments plus any amount necessary to satisfy a residual value guarantee. If both of the criteria above are not met, the Group will classify the lease as a an operating lease.

The new standard requires lessors within the scope of ASC 942, Financial Services — Depository and Lending, to classify principal payments received from sales-type and direct financing leases in investing activities in the statement of cash flows. The Company continues to present cash receipts from direct financing and sales-type leases as an investing cash inflow. For the six months ended June 30, 2019, and cash receipts from sales-type and direct financing leases were RMB313,253 (US$45,630) respectively.

BEST INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases (continued)

Financing lease and operating lease as Lessee

The Group classifies a lease as a financing lease when the lease meets any one of the criteria specified as (a) to (e) in the “Sales-type, direct financing and operating leases as Lessor” policy at lease commencement. When none of the criteria are met, the Group classifies a lease as an operating lease.

For both operating and financing leases, the Group records a lease liability and corresponding right-of-use (ROU) asset at lease commencement. Lease terms are based on the non-cancellable term of the lease and may contain options to extend the lease when it is reasonably certain that the Group will exercise the option. Lease liabilities represent the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement.

The Group estimates its incremental borrowing rate for its leases at the commencement date to determine the present value of future lease payments when the implicit rate is not readily determinable in the lease. In estimating its incremental borrowing rate, the Group considers its credit rating and publicly available data of borrowing rates for loans of similar amount, currency and term as the lease.

Operating leases are presented as “operating lease ROU assets” and “operating lease liabilities”. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. Operating lease ROU asset represents the right to use an underlying asset for the lease term and are recognized in an amount equal to the lease liability adjusted for any lease payments made prior to commencement date, less any lease incentives received and any initial direct costs incurred by the Group.

After lease commencement, operating lease liabilities are measured at the present value of the remaining lease payments using the discount rate determined at lease commencement. Operating lease ROU assets are measured at the amount of the lease liabilities and further adjusted for prepaid or accrued lease payments, the remaining balance of any lease incentives received, unamortized initial direct costs and impairment of the ROU assets, if any. Operating lease expense is recognized as a single cost on a straight-line basis over the lease term.

Financing lease ROU assets are included in “property and equipment” and “financing lease liabilities” on the consolidated balance sheet. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. Financing lease ROU assets are amortized on a straight-line basis from the lease commencement date. After initial measurement, the carrying value of the lease liability is increased to reflect interest at a constant rate and reduced to reflect any lease payments made during the period.

BEST INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases (continued)

The cumulative effect of the changes made to the Group’s consolidated balance sheet as of January 1, 2019 for the adoption of ASU 2016-02 is as follows:

	Balance as of December 31, 2018	Adjustments due to the adoption of ASU 2016-02	Balance as of January 1, 2019
	RMB	RMB	RMB

Assets:
Prepayments and other current assets	1,904,846	(219,438)	1,685,408
Operating lease right-of-use assets	—	3,568,886	3,568,886
Liabilities:
Operating lease liabilities (current)	—	(641,323)	(641,323)
Operating lease liabilities (non-current)	—	(2,955,716)	(2,955,716)
Accrued expenses and other liabilities	(2,238,785)	247,591	(1,991,194)

The impact of adopting ASU 2016-02 on the Group’s unaudited consolidated balance sheet as of June 30, 2019 are as follows:

	As reported	Legacy GAAP	Effect of the adoption of ASU 2016-02 Higher/(lower)
	RMB	RMB	RMB

Assets:
Prepayments and other current assets	1,999,878	2,202,132	(202,254)
Operating lease right-of-use assets	4,036,752	—	4,036,752
Liabilities:
Operating lease liabilities (current)	(776,510)	—	(776,510)
Operating lease liabilities (non-current)	(3,380,525)	—	(3,380,525)
Accrued expenses and other liabilities	(2,016,272)	(2,338,809)	322,537

The adoption of the standard did not have significant impact the Group’s condensed consolidated statements of comprehensive loss or cash flows.

BEST INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

3.  CHANGES IN SHAREHOLDERS’ EQUITY

				Accumulated
	Ordinary Shares		Additional	other		Non-	Total
	Number of		paid-in	comprehensive	Accumulated	controlling	shareholders’
	shares	Amount	capital	income	deficit	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2018	374,514,399	24,786	19,240,912	12,333	(14,886,214)	678	4,392,495
Net loss for the period	—	—	—	—	(433,350)	—	(433,350)
Cumulative effect of accounting change	—	—	—	—	(25,053)	—	(25,053)
Other comprehensive income	—	—	—	9,278	—	—	9,278
Share-based compensation	—	—	56,742	—	—	—	56,742
Acquisition of non-controlling interests	—	—	—	—	—	(678)	(678)
Newly deposited and issued to Citibank, N.A. (“Citi”)	16,000,000	—	—	—	—	—	—
Exercise of share options transferred from Citi to the grantees	(12,596,456)	—	—	—	—	—	—
Exercise of share options	12,596,456	1,065	56,107	—	—	—	57,172
Balance as of June 30, 2018	390,514,399	25,851	19,353,761	21,611	(15,344,617)	—	4,056,606

BEST INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

3.   CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

				Accumulated
	Ordinary Shares		Additional	other		Non-	Total
	Number of		paid-in	comprehensive	Accumulated	controlling	shareholders’
	shares	Amount	capital	income	deficit	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	392,514,399	25,988	19,407,460	123,923	(15,419,256)	2,043	4,140,158
Net loss for the period	—	—	—	—	(250,352)	(5,430)	(255,782)
Other comprehensive income	—	—	—	2,376	—	—	2,376
Share-based compensation	—	—	48,255	—	—	—	48,255
Contributions from a subsidiary’s non-controlling interest shareholders	—	—	—	—	—	3,245	3,245
Exercise of share options transferred from Citi to the grantees	(522,040)	—	—	—	—	—	—
Exercise of share options	522,040	—	2,618	—	—	—	2,618
Balance as of June 30, 2019	392,514,399	25,988	19,458,333	126,299	(15,669,608)	(142)	3,940,870
Balance as of June 30, 2019 in US$	—	3,786	2,834,426	18,398	(2,282,536)	(21)	574,053

BEST INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

4.  ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts and notes receivable, net, consists of the following:

	As at December 31	As at June 30
	2018	2019	2019
	RMB	RMB	US$
Accounts receivable	1,059,129	1,048,909	152,791
Notes receivable	12,820	21,567	3,142
Allowance for doubtful accounts	(25,105)	(44,305)	(6,454)
Accounts and notes receivable, net	1,046,844	1,026,171	149,479

The movements in the allowance for doubtful accounts were as follows:

	As at December 31	As at June 30
	2018	2019	2019
	RMB	RMB	US$
Balance at beginning of the year	(5,794)	(25,105)	(3,657)
Additions	(60,183)	(40,560)	(5,908)
Write-offs	40,872	21,360	3,111
Balance at end of the period	(25,105)	(44,305)	(6,454)

BEST INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

5.  PROPERTY AND EQUIPMENT, NET

	As at December 31	As at June 30
	2018	2019	2019
	RMB	RMB	US$
Machinery and electronic equipment	1,794,624	2,184,134	318,155
Leasehold improvements	952,789	993,584	144,732
Motor vehicles	5,410	5,044	735
Construction in progress	493,121	611,030	89,007
	3,245,944	3,793,792	552,629
Less: accumulated depreciation	(1,181,287)	(1,383,652)	(201,553)
	2,064,657	2,410,140	351,076

The Group acquired certain machinery and electronic equipment by entering into financing leases. The gross amount and the accumulated depreciation of these machinery and electronic equipment were RMB29,167 and RMB19,176, respectively, as of December 31, 2018 and RMB30,048 (US$4,377) and RMB21,803 (US$3,176), respectively, as of June 30, 2019. Future minimum lease payments are disclosed in Note 8. Depreciation expense of property and equipment, including assets under financing leases, was RMB206,917 and RMB262,488 (US$38,236) for the six months ended June 30, 2018 and 2019, respectively.

6.  PREPAYMENTS AND OTHER CURRENT ASSETS

As of December 31, 2018 and June 30, 2019, VAT prepayments amounting to RMB697,112 and RMB903,379 (US$131,592), respectively, are included in prepayments and other current assets.

BEST INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

7.  INTANGIBLE ASSETS, NET

	As at December 31	As at June 30
	2018	2019	2019
	RMB	RMB	US$
Customer relationships	10,449	10,449	1,522
Brand name	116,600	116,600	16,984
Software	56,346	57,778	8,416
Domain name	1,329	1,329	194
Others	6,130	6,130	893
	190,854	192,286	28,009
Less: accumulated amortization	(47,044)	(62,381)	(9,086)
	143,810	129,905	18,923

Amortization expense of intangible assets was RMB9,990 and RMB15,337 (US$2,234) for the six months ended June 30, 2018 and 2019, respectively. Estimated amortization expense relating to the existing intangible assets with finite lives as of June 30, 2019 as follows:

	RMB	US$
Within 1 year	17,504	2,550
Between 1 and 2 years	13,682	1,993
Between 2 and 3 years	7,675	1,118
Between 3 and 4 years	6,251	911
Between 4 and 5 years	6,245	910
Total	51,357	7,482

BEST INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

8.  LEASES

Leases of motor vehicles and logistic equipment as Lessor

The Group provides direct financing and sales-type leases of multiple types of motor vehicles and logistic equipment, primarily to transportation service providers that meet the Group’s credit assessment requirements. The leases range from two to ten years, do not contain contingent rental income clauses, and are fully collateralized by assets the Group can repossess in the event of default. Initial direct costs were insignificant for all periods presented. The lease agreements include lease payments that are largely fixed, do not contain residual value guarantees or variable lease payments. The Group generally either grants the lessee an option at the end of the lease term to purchase the underlying asset that the lessee is reasonably certain to exercise or ownership of the underlying asset transfers to the lessee if a nominal amount is paid.

The net investment in direct financing and sales-type leases are presented as “lease rental receivables” on the consolidated balance sheets as follows:

	As at December 31	As at June 30
	2018	2019	2019
	RMB	RMB	US$
Current assets:
Direct financing leases	613,439	601,721	87,651
Sales-type leases	—	113,459	16,527
	613,439	715,180	104,178
Non-current assets:
Direct financing leases	1,431,441	1,143,735	166,604
Sales-type leases	—	209,223	30,477
	1,431,441	1,352,958	197,081
	2,044,880	2,068,138	301,259

BEST INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

8.  LEASES (CONTINUED)

The net investment in direct financing and sales-type leases consisted of:

	As at December 31	As at June 30
	2018	2019
	RMB	RMB	US$
Total minimum lease payments receivable	2,340,674	2,358,323	343,529
Less: Executory costs	—	—	—
Less: Allowance for uncollectibles	—	(6,615)	(964)
Net minimum lease payments receivable	2,340,674	2,351,708	342,565
Unguaranteed residuals	—	—	—
Less: Unearned income	(295,794)	(283,570)	(41,306)
Net investment in direct financing and sales-type leases	2,044,880	2,068,138	301,259
Current portion	613,439	715,180	104,178
Non-current portion	1,431,441	1,352,958	197,081

For the six months ended June 30, 2018 and 2019, the Group recorded RMB39,959 and RMB77,045 (US$11,223) of interest income from direct financing and sales-type leases as a lessor in “Other revenues” on its consolidated statements of comprehensive loss.

Losses incurred with respect to default on lease receivables were insignficant for all periods presented. As of December 31, 2018 and June 30, 2019, the allowance of lease rental receivables were RMB nil and RMB6,615 (US$964). Accordingly, risk of default with respect to these receivables is remote.

Future minimum lease payments to be received for the direct financing and sales-type leases for each of the five succeeding fiscal years as of the June 30, 2019 are as follows:

	As at December 31	As at June 30
	2018	2019
	RMB	RMB	US$
For the year ending June 30, 2020	748,377	855,336	124,594
For the year ending June 30, 2021	735,913	768,072	111,882
For the year ending June 30, 2022	475,313	430,593	62,723
For the year ending June 30, 2023	214,554	173,160	25,224
For the year ending June 30, 2024	107,120	79,360	11,560
Thereafter	59,397	45,187	6,582
Total minimum lease payments	2,340,674	2,351,708	342,565
Unearned income	(295,794)	(283,570)	(41,306)
Net investment in direct financing and sales-type leases	2,044,880	2,068,138	301,259

BEST INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2018 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

8.  LEASES (CONTINUED)

Financing and operatings as Lessee

The Group has operating leases for certain offices, warehouses, hub and sortation center facilities and equipment and financing leases for certain machinery and electronic equipment as a lessee.

The Group’s lease agreements include lease payments that are largely fixed, do not contain material residual value guarantees or variable lease payments. The leases have remaining lease terms of up to twenty years. Certain lease agreements include terms with options to extend the lease, however none of these have been recognized in the Company’s right-of-use assets or lease liabilities since those options were not reasonably certain to be exercised. The Group’s leases do not contain restrictions or covenants that restrict the Group from incurring other financial obligations. The Group’s lease agreements may contain lease and non-lease components. Non-lease components primarily include payments for maintenance and utilities.   Consideration for lease and non-lease components are allocated on a relative standalone selling price basis.

BEST INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

8.  LEASES (CONTINUED)

The components of lease cost were as follows:

	Six months ended June 30, 2019
	RMB	US$
Operating lease cost	628,605	91,567
Short-term lease cost	57,225	8,336
Financing lease cost:
Amortization of right-of-use assets	2,627	383
Interest	155	23

Total lease cost	688,612	100,309

	Six months ended June 30, 2019
	RMB	US$
Other information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	593,700	86,482
Operating cash flows from financing leases	155	23
Financing cash flows from financing leases	504	73
Right-of-use assets obtained in exchange for new operating lease liabilities	960,715	139,944
Right-of-use assets obtained in exchange for new finance lease liabilities	881	128
Weighted-average remaining lease term (in years):
Operating leases	5.6
Financing leases	3.3
Weighted-average discount rate:
Operating leases	9.4%
Financing leases	7.7%

For the six months ended June 30, 2019, total operating and short-term lease costs of RMB621,242 (US$90,495), RMB45,319 (US$6,601) and RMB19,269 (US$2,807) were recorded in cost of revenue, selling expenses, general and administrative expenses, respectively.

Total expenses under operating leases were RMB564,851 (US$82,280) for the six months ended June 30, 2018.

BEST INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

8.  LEASES (CONTINUED)

Future minimum lease payments for operating and financing leases as of June 30, 2019 are as follows:

	Operating Leases		Financing leases
	RMB	US$	RMB	US$
For the year ended June 30, 2020	1,213,106	176,709	1,525	222
For the year ended June 30, 2021	1,059,707	154,364	1,459	213
For the year ended June 30, 2022	878,038	127,901	882	128
For the year ended June 30, 2023	767,919	111,860	439	64
For the year ended June 30, 2024	611,044	89,009	246	36
Thereafter	1,019,016	148,436	—	—
Total minimum lease payments	5,548,830	808,279	4,551	663
Less: imputed interest	1,391,795	202,739	572	84
Total lease liability balance	4,157,035	605,540	3,979	579

Minimum payments related to leases not yet commenced as of June 30, 2019	131,485	19,153	—	—

9.  SHORT-TERM BANK LOANS

	As at December 31	As at June 30
	2018	2019	2019
	RMB	RMB	US$
Short-term bank loans guaranteed by subsidiaries within the Group	740,000	1,140,000	166,060
Short-term bank loans pledged by deposit	1,042,900	940,000	136,926
Short-term bank loan pledged by notes receivables	—	191,500	27,895
	1,782,900	2,271,500	330,881

Short-term bank loans consisted of several bank loans denominated in RMB. The total deposits in restricted cash pledged for short-term loans was RMB1,166,744 and RMB1,065,580 (US$155,219) as of December 31, 2018 and June 30, 2019, respectively. The weighted average interest rate for the outstanding borrowings as of December 31, 2018 and June 30, 2019, was 4.8% and 4.4% respectively.

As of June 30, 2019, the Group factored certain intercompany notes receivables with a total face value of RMB191,500 (US$27,895) to several domestic banks for total proceeds of RMB186,200 (US$27,123), at an effective interest rate of 3.4%-3.6% (“the receivable factoring transaction”). As the factoring of notes receivables was with recourse, the receivable factoring transaction did not qualify as a transfer of financial assets to be considered as a sale under ASC 860 and was accounted for as a secured borrowing. The note receivables remain on the consolidated balance sheet while the sale proceeds are recognized as liabilities included in “Short-term bank loans”.

BEST INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

10.  ACCRUED EXPENSES AND OTHER LIABILITIES

	As at December 31	As at June 30
	2018	2019	2019
	RMB	RMB	US$
Salary and welfare payable	1,164,401	1,239,388	180,537
Accrual for purchase of property and equipment	252,265	289,719	42,202
Accrued expenses	277,479	39,204	5,710
Payable for business acquisitions	12,335	1,482	216
Others	532,305	446,479	65,038
	2,238,785	2,016,272	293,703

Payable for business acquisitions mainly represents the amount to be paid to the original shareholders at the end of the escrow periods or considerations to be paid for other acquisitions based on their respective payment schedules.

11.  SECURITIZATION DEBT

In June 2019, BEST Finance transferred certain lease rental receivables totaling RMB705,033 (US$102,700) with remaining lease terms ranging from one to four years originating from its finance leasing services business to a securitization vehicle. The securitization vehicle created Xinyuan Leasing Asset Backed Special Plan (the “Plan” and contemporaneously issued debt securities securitized by the transferred lease rental receivables (“asset-backed securities”) to qualified institution investors on the Shanghai Stock Exchange and raised total proceeds of RMB219,000 (US$31,901) under the Plan. The Plan consists of three tranches: Series A tranche with a stated interest of 5.5% maturing in 2020, Series B tranche with a stated interest of 6.5% maturing in 2021 and a subordinated tranche maturing in 2023. The Group also provided a guarantee to the Plan to secure the full repayment of the principal and interest of the Series A and B tranches of the Plan issued to external investors.

The Group acts as the servicer of the Plan by providing payment collection services for the underlying lease rental receivables and holds significant variable interests in the Plan through holding the subordinated tranche of asset-backed debt securities and the guarantee provided, from which the Group has the obligation to absorb losses of the Plan that could potentially be significant to the Plan. Accordingly, the Group is considered the primary beneficiary of the Plan and has consolidated the Plan’s assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements.

As a result of the series of transactions described above, the maturity dates of the Series A and B tranches of the Plan issued to external investors were considered borrowings from external investors. The proceeds from borrowings from external investors is a financing activity and reported as “Proceeds from issuance of asset-back securities, net of issuance costs” on the consolidated statements of cash flow. Total issuance costs incurred for the securitization transaction amounted to RMB6,684 (US$974), including RMB5,768 (US$840) recorded in accrued expenses and other liabilities as of June 30, 2019.

As of June 30, 2019, the total outstanding borrowings from external investors were RMB212,631 (US$30,973) for which RMB145,359 (US$21,174) is repayable within one year and is included in current “Securitization debt” and the remaining balance of RMB67,272 (US$9,799) is repayable beyond one year and included in non-current “Securitization debt” on the consolidated balance sheet. The weighted average effective interest rate for the outstanding securitization debt was 11.78% as of June 30, 2019.

BEST INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

11.  SECURITIZATION DEBT (CONTINUED)

As of June 30, 2019, aggregate loan principal payments on borrowings from external investors are due according to the following schedule:

	As at June 30
	2019
	RMB	US$
Within 1 year	151,535	22,074
Between 1-2 year	67,465	9,827
	219,000	31,901

12.  TAXATION

The Group recorded income tax expense of RMB4,000 and RMB8,102 (US$1,180), representing effective tax rates of negative 0.93% and negative 3.27%, for the six months ended June 30, 2018 and 2019, respectively. The primary difference between the PRC statutory tax rate of 25% and the effective tax rate for the six months ended June 30, 2018 and 2019 is primarily due to the Group is in a cumulative loss position as of December 31, 2018 and June 30, 2019.

There is an immaterial provision for income taxes because the Company and substantially all of its wholly-owned subsidiaries are in a current loss position for all the periods presented. The Group is in a cumulative loss position as of December 31, 2018 and June 30, 2019. Deferred tax assets amounting to RMB16,157 (US$2,354) were recorded based on known and solid taxable income with no uncertainty as of December 31, 2018 and June 30, 2019, while for the remaining deferred tax assets, the Group provided a full valuation allowance due to the uncertainty of future reversal.

Unrecognized tax benefits amounted to RMB132,808 and RMB138,037 (US$20,107) as of December 31, 2018 and June 30, 2019. The unrecognized tax benefits represents the estimated income tax expense the Group would pay should its income tax returns have been prepared in accordance with the current PRC tax laws and regulations. It is possible that the amount of uncertain tax position will change in the next twelve months; however, an estimate of the range of the possible outcomes cannot be made at this time. All of the uncertain tax positions, if ultimately recognized, will impact the effective tax rate. In general, the PRC tax authority has up to five years to conduct examinations of the Group’s tax filings. Accordingly, the PRC subsidiaries’ and VIE and its subsidiaries’ tax years 2014 through 2018 remain open to examination by the taxing jurisdictions.

As of June 30, 2019, the Group intends to permanently reinvest the undistributed earnings from foreign subsidiaries to fund future operations. As of June 30, 2019, the total amount of undistributed earnings from its PRC subsidiaries as well as VIE and its subsidiaries was RMB62,725 (US$9,137).

13.  RESTRICTED NET ASSETS

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries, the VIE and its subsidiaries with respect to transferring certain of their net assets to the Company either in the form dividends, loans, or advances. Amounts restricted include paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries and the VIE and its subsidiaries, totaling approximately RMB4,602,769 (US$670,469) as of June 30, 2019.

BEST INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

14.  LOSS PER SHARE

Basic and diluted loss per share for each of the periods presented are calculated as follows:

	Six months ended June 30,
	2018	2018	2018	2019	2019	2019	2019	2019	2019
	Class A	Class B	Class C	Class A	Class A	Class B	Class B	Class C	Class C
	RMB	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
Basic loss per share:
Numerator:
Net loss attributable to ordinary shareholders—basic	(272,230)	(106,843)	(54,277)	(158,799)	(23,132)	(60,711)	(8,843)	(30,842)	(4,493)
Denominator:
Weighted average number of ordinary shares outstanding—basic	239,699,919	94,075,249	47,790,698	246,067,755	246,067,755	94,075,249	94,075,249	47,790,698	47,790,698
Basic loss per share	(1.14)	(1.14)	(1.14)	(0.65)	(0.09)	(0.65)	(0.09)	(0.65)	(0.09)
Diluted loss per share:
Numerator:
Net loss attributable to ordinary shareholders—basic	(272,230)	(106,843)	(54,277)	(158,799)	(23,132)	(60,711)	(8,843)	(30,842)	(4,493)
Reallocation of net loss attribute to ordinary shareholders as a result of conversion of Class C and Class B to Class A ordinary shares	(161,120)	—	—	(91,553)	(13,336)	—	—	—	—
Net loss attribute to ordinary shareholders—diluted	(433,350)	(106,843)	(54,277)	(250,352)	(36,468)	(60,711)	(8,843)	(30,842)	(4,493)
Denominator:
Weighted average number of ordinary shares outstanding—basic	239,699,919	94,075,249	47,790,698	246,067,755	246,067,755	94,075,249	94,075,249	47,790,698	47,790,698
Conversion of Class C and Class B to Class A ordinary shares	141,865,947	—	—	141,865,947	141,865,947	—	—	—	—
Weighted average number of ordinary shares outstanding — diluted	381,565,866	94,075,249	47,790,698	387,933,702	387,933,702	94,075,249	94,075,249	47,790,698	47,790,698
Basic loss per share	(1.14)	(1.14)	(1.14)	(0.65)	(0.09)	(0.65)	(0.09)	(0.65)	(0.09)

BEST INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

14.  LOSS PER SHARE (Continued)

For the six months ended June 30, 2018 and 2019, the two-class method is applicable because the Company has three classes of ordinary shares outstanding, Class A, Class B and Class C ordinary shares, respectively. The effects of all outstanding share options and restricted share units were excluded from the computation of diluted loss per share for the six months ended June 30, 2018 and 2019 as their effects would be anti-dilutive.

15.  RELATED PARTY TRANSACTIONS

a)                                     Related Parties

Name of Related Parties	Relationship with the Group
Zhejiang Cainiao Supply Chain Management Co. Ltd (“Cainiao”)	Entity controlled by a preferred shareholder of the Group
Alibaba Cloud Computing Co. Ltd(“Ali Cloud”)	Entity controlled by a principal shareholder of the Group

b)                                     The Group had the following transactions with its related parties:

	Six months ended June 30,
	2018	2019	2019
	RMB	RMB	US$
Rendering of express delivery and supply chain services:
Cainiao	271,483	352,177	51,301

	Six months ended June 30,
	2018	2019	2019
	RMB	RMB	US$
Rental of warehouses as a leasee:
Cainiao	4,945	5,514	803

	Six months ended June 30,
	2018	2019	2019
	RMB	RMB	US$
Operating costs paid on behalf of the Group:
Cainiao	7,754	4,851	707

	Six months ended June 30,
	2018	2019	2019
	RMB	RMB	US$
Commission fee paid to related party:
Cainiao	255	—	—

	Six months ended June 30,
	2018	2019	2019
	RMB	RMB	US$
Operating costs paid to related party:
Ali Cloud	1,402	3,941	574

BEST INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

15.  RELATED PARTY TRANSACTIONS(Continued)

c)                                      The Group had the following balances with its related parties:

	As at
	December 31, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$
Amounts due from related parties:
Cainiao	197,488	153,737	22,394

Amounts due to related parties:
Cainiao	12,429	597	87

BEST INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

16.  SEGMENT REPORTING

The Group has determined that it operates in five operating segments: (1) Supply chain management services, (2) Express delivery services, (3) Freight delivery services, (4) Store+ services, and (5) Others. The “Others” category principally relates to finance leasing services, cross-border logistic coordination services and Ucargo transportation services. The operating segments also represented the reporting segments.

The chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The CODM assess the performance of the operating segments based on the measures of revenues, costs of revenues and gross profit. Other than the information provided below, the CODM does not use any other measures by segments. The Group currently does not allocate assets to its operating segments, as the CODM does not use such information to allocate resources to or evaluate the performance of the operating segments. As most of the Group’s long-lived assets are located in the PRC and most of the Group’s revenues are derived from the PRC, no geographical information is presented.

The table below provides a summary of the Group’s operating segment results for the six months ended June 30, 2018 and 2019, respectively.

	Six months ended June 30,
	2018	2019	2019
	RMB	RMB	US$
Revenues:
Express delivery	7,417,342	9,724,956	1,416,600
Freight delivery	1,797,900	2,297,422	334,657
Supply chain management	910,088	1,226,085	178,599
Store+	1,344,057	1,344,080	195,787
Others	780,267	1,688,153	245,908
Inter-segment*	(513,559)	(617,992)	(90,021)
Total revenues	11,736,095	15,662,704	2,281,530
Cost of revenues:
Express delivery	7,159,983	9,353,817	1,362,537
Freight delivery	1,763,024	2,180,718	317,657
Supply chain management	854,927	1,153,211	167,984
Store+	1,224,795	1,190,942	173,480
Others	719,895	1,588,983	231,462
Inter-segment*	(513,689)	(617,740)	(89,984)
Total cost of revenues	11,208,935	14,849,931	2,163,136
Gross profit:
Express delivery	257,359	371,139	54,063
Freight delivery	34,876	116,704	17,000
Supply chain management	55,161	72,874	10,615
Store+	119,262	153,138	22,307
Others	60,372	99,170	14,446
Inter-segment*	130	(252)	(37)
Total gross profit	527,160	812,773	118,394

*            The inter-segment eliminations mainly consist of (i) express delivery services provided by the Express delivery services segment to the Supply chain management services segment; and (ii) supply chain management services provided by the Supply chain management services segment to the Store+ services segment, and (iii) services provided by the Others segment to the Express delivery services, Freight delivery services and Supply chain management services segments, for the six months ended June 30, 2018 and 2019, respectively.

BEST INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

17.  FAIR VALUE MEASUREMENTS

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

	Fair value measurements as at December 31, 2018 using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	RMB	RMB	RMB	RMB
Non-recurring fair value measurement for:
Long-term investments	—	—	94,628	94,628

	Fair value disclosure as at June 30, 2019 using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total	Total
	RMB	RMB	RMB	RMB	US$
Fair value disclosure for:
Securitization debt	—	212,631	—	212,631	30,973

The Group recongnized a gain of RMB64,628 (US$9,400) for measuring equity investments at fair value using the measurement alternative resulting from the observable price changes occurring in August, 2018.

The Group carries the securitization debt at amortized cost on its consolidated balance sheet. The carrying value of the current portion of securitization debt approximates its fair value due to its short-term maturity while the non-current portion of securitization debt approximates its fair value due to the fact that the related interest rates approximate market rates for similar debt instruments of comparable maturities.

The Group had no financial assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2018. The Group had no financial assets and liabilities measured and recorded at fair value on a recurring or non-recurring basis as of June 30, 2019.

BEST INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

18.  COMMITMENTS AND CONTINGENCIES

Capital expenditure commitments

The Group has commitments for the construction of warehouses and equipment of RMB636,920 (US$92,778) at June 30, 2019, which are scheduled to be paid within one year.

Contingencies

From time to time, the Group is subject to legal proceedings, investigations, and claims incidental to the conduct of its business. The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

19.  ACCUMULATED OTHER COMPREHENSIVE INCOME

RMB
Balance as of January 1, 2018	12,333
Foreign currency translation adjustments	9,278
Balance as of June 30, 2018	21,611
Balance as of January 1, 2019	123,923
Foreign currency translation adjustments	2,376
Balance as of June 30, 2019	126,299
Balance as of June 30, 2019, in US$	18,398

There have been no reclassifications out of accumulated other comprehensive income to net loss for the periods presented.

20.  SHARE-BASED PAYMENTS

The following table summarizes total share-based compensation expense recognized for the six months ended June 30, 2018 and 2019:

	Six months ended June 30,
	2018	2019	2019
	RMB	RMB	US$

Cost of revenue	881	540	79
Selling expenses	2,142	3,273	477
General and administrative expenses	49,294	39,878	5,808
Research and development expenses	4,425	4,564	665
Total	56,742	48,255	7,029